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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3

                               (Amendment No. 5)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              WIZTEC SOLUTIONS LTD.
                                (Name of Issuer)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                       (Name of Persons Filing Statement)

                 Ordinary Shares, New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                      (CUSIP Number of Class of Securities)


                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [X] A tender offer.

         d. [ ] None of the above.
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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]


                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                      Amount of Filing Fee


$73,589,850 (1)...............................................    $14,717.97 (2)

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 1.      For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $25.00, the per share cash tender offer price, by 2,943,594 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of June 29, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of warrants and options to purchase Ordinary Shares which were outstanding as of June 29, 1999.


 2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.


 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $14,717.97

Filing Parties: Convergys Corporation and Convergys Israel Investments Ltd. Form or Registration No.: Schedule 14D-1

Date Filed: July 2, 1999


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                                  INTRODUCTION


         Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel ("Sub") and a wholly owned subsidiary of Parent, hereby amend and supplement their Transaction Statement on Schedule 13e-3, originally filed on April 1, 1999, as amended (the "Schedule 13E-3"). This amendment relates to certain private purchases of securities by Sub prior to July 2, 1999 (the "Private Purchases") and a tender offer by Sub to purchase all of the outstanding Ordinary Shares (including Shares which may be issued as the result of the exercise of options and warrants during the course of the Offer), New Israeli Shekel 1 par value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company") not already owned by Sub and Parent, at $25.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 2, 1999 (the "July Offer to Purchase"), a copy of which is attached hereto as Exhibit (d)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (d)(2) (which, as amended or supplemented from time to time, together constitute the "July Offer"). Capitalized terms used herein but not defined are used as defined in the July Offer to Purchase. This Amendment to Schedule 13E-3 is being filed by Sub and Parent. The Schedule 13E-3 is amended and supplemented as follows.


         The following cross reference sheet is being supplied pursuant to General Instruction F to the Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Sub and Parent with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and responses to each item are qualified in their entirety by the provisions of Schedule 14D-1.

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                              CROSS REFERENCE SHEET

Item in                                                          Where located
Schedule 13E-3                                                  Schedule 14D-1
Item 1(a)........................................................... Item 1(a)
Item 1(b)........................................................... Item 1(b)
Item 1(c)........................................................... Item 1(c)
Item 1(d)....................................................................*
Item 1(e)....................................................................*
Item 1(f)....................................................................*
Item 2..................................................................Item 2
Item 3(a)(1)......................................................Item 3(a)(1)
Item 3(a)(2)........................................................ Item 3(b)
Item 3(b)....................................................................*
Item 4.......................................................................*
Item 5..................................................................Item 5
Item 6(a)............................................................Item 4(a)
Item 6(b)....................................................................*
Item 6(c)............................................................Item 4(b)
Item 6(d)............................................................Item 4(c)
Item 7(a).............................................................. Item 5
Item 7(b)....................................................................*
Item 7(c)....................................................................*
Item 7(d)....................................................................*
Item 8.......................................................................*
Item 9.......................................................................*
Item 10.................................................................Item 6
Item 11.................................................................Item 7
Item 12......................................................................*
Item 13......................................................................*
Item 14......................................................................*
Item 15(a)...................................................................*
Item 15(b)..............................................................Item 8
Item 16.............................................................Item 10(f)
Item 17................................................................Item 11
-----------------------

* The item is not required by Schedule 14D-1, is inapplicable or is answered in the negative.


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


         (a) The name of the issuer of the classes of equity securities which are the subject of the Rule 13e-3 transaction is Wiztec Solutions Ltd., a company limited by shares duly registered


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under the laws of the State of Israel and the address of its principal executive offices is 8 Maskit Street, Herzlia, 46776, Israel.


         (b) Pursuant to the Private Purchases, Sub purchased (i) an aggregate of 168,782 Series A Warrants to purchase Ordinary Shares; New Israeli Shekel ("NIS") 1, par value, of the Company and (ii) an aggregate of 22,000 Ordinary Shares, NIS 1, par value of the Company. In the July Offer, the class of equity securities and the amount of such outstanding securities being sought are 2,285,061 Ordinary Shares, NIS 1 par value, of the Company and 658,533 Ordinary Shares which may be issued during the course of the July Offer as a result of the exercise of any of the warrants and options to purchase Ordinary Shares which were outstanding as of June 29, 1999. There were 7,137,000 shares outstanding as of June 29, 1999. As of June 29, 1999 there were 17 holders of record of Ordinary Shares.

         (c) With regard to the Ordinary Shares, the information set forth in "The Tender Offer - Section 6: Price Range of the Shares; Dividends on the Shares" of the July Offer to Purchase is incorporated herein by reference. The Series A Warrants are not traded on a public market.

         (d) With regard to the Ordinary Shares, the information set forth in "The Tender Offer - Section 6: Price Range of the Shares; Dividends on the Shares" of the July Offer to Purchase is incorporated herein by reference.

         (e) With regard to the Ordinary Shares, the information set forth in "Special Factors - Background to the Offer" of the July Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in "Special Factors - Background to the Offer," "Special Factors - Beneficial Ownership of Shares" and "The Tender Offer
- Section 6: Price Range of the Shares; Dividends on the Shares" of the July Offer to Purchase is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.


         (a) - (d), (g) This Statement is being filed by the Sub and Parent. The information set forth in the "Introduction" and "The Tender Offer - Section 9:
Certain Information Concerning Parent and Sub" of the July Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Sub and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the July Offer to Purchase and incorporated herein by reference.


         (e) and (f) During the last five years, neither the Sub nor Parent nor, to the best knowledge of Sub or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) - (b) The information set forth in the "Introduction," "Special Factors - Background of the Offer," "Special Factors - Related Party Transactions," and "The Tender Offer -

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Section 9: Certain Information Concerning Parent and Sub" of the July Offer to
Purchase is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.


         (a) The information set forth in the "Introduction," "Special Factors - Background of the Offer," "The Tender Offer - Section 1: Terms of the Offer," "The Tender Offer - Section 11: Dividends and Distributions" and "The Tender Offer - Section 12: Certain Conditions of the Offer" of the July Offer to Purchase is incorporated herein by reference. All conditions to the July Offer must be waived or satisfied prior to the Expiration Date.


         (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


         (a) - (g): The information set forth in the "Introduction," "Special Factors - Purpose of the Offer; Reasons of Parent and Sub for Offer," "Special Factors - Plans for Company After the Offer; Certain Effects of the Offer" and "The Tender Offer - Section 7: Effect of the Offer on the Market for the Shares; Stock Price Quotation; Exchange Act Registration; Margin Regulations" of the July Offer to Purchase is incorporated herein by reference.


ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


         (a) In regard to the July Offer, the information set forth in "The Tender Offer - Section 10: Sources and Amount of Funds" of the July Offer to Purchase is incorporated herein by reference. The source of funds of the Private Purchases is the credit facility described in "The Tender Offer - Sources of Funds" of the July Offer to Purchase.

         (b) In regard to the July Offer, the information set forth in "The Tender Offer - Section 14: Fees and Expenses" of the July Offer to Purchase is incorporated herein by reference. In regard to the Private Purchases, fees were de minimus.

         (c) In regard to the July Offer, the information set forth in "The Tender Offer - Section 10: Sources and Amount of Funds" of the July Offer to Purchase is incorporated herein by reference.


         (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVE REASONS AND EFFECTS.


         (a) - (d) The information set forth in the "Introduction," "Special Factors - Background to the Offer," "Special Factors - Purpose of the Offer; Reasons of Parent and Sub for Offer," "Special Factors - Plans for Company After the Offer; Certain Effects of the Offer," "The Tender Offer - Section 7: Effect of the Offer on the Market for the Shares; Stock Price Quotation; Exchange Act Registration; Margin Regulations," and "The Tender Offer - Section 5: Certain U.S. Federal Income Tax Consequences" of the July Offer to Purchase is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.


         (a) - (b) In regard to the July Offer, the information set forth in the "Introduction" and "Special Factors - Fairness of the Offer" of the July Offer to Purchase is incorporated herein by reference.


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         (c) In regard to the July Offer, the information set forth in "Special
Factors--Fairness of the Offer" of the July Offer to Purchase is incorporated herein by reference.

         (d) A majority of the directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of the July Offer or preparing a report concerning the fairness of the transaction.

         (e) In regard to the July Offer, the information set forth in the "Introduction" of the July Offer to Purchase is incorporate herein by reference.


         (f)      Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


         (a) - (c) In regard to the July Offer, the information set forth in "Special Factors - Fairness of the Offer," of the July Offer to Purchase is incorporated herein by reference.


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.


         (a) and (b): The information set forth in the "Introduction," "Special Factors - Background to the Offer," "Special Factors - Interests of Certain Persons in Offer," "Special Factors - Beneficial Ownership of Shares" and "The Tender Offer - Section 9: Certain Information Concerning Parent and Sub" of the July Offer to Purchase is incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Not applicable.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


         (a) In regard to the July Offer, the information set forth in the "Introduction" and "Special Factors - Interests of Certain Persons in Offer" of the July Offer to Purchase is incorporated herein by reference.

         (b) In regard to the July Offer, the information set forth in the "Introduction" and "Special Factors - Beneficial ownership of Shares" of the July Offer to Purchase is incorporated herein by reference.


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.


         (a) In regard to the July Offer, the information set forth in the "Introduction," "Special Factors - Rights of Shareholders in the Offer" and "The Tender Offer - Section 7: Effect of the Offer on the Market for the Shares; Stock Price Quotation; Exchange Act Registration; Margin Regulations" of the July Offer to Purchase is incorporated herein by reference.


         (b) Not Applicable.

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         (c) Not Applicable.

ITEM 14. FINANCIAL INFORMATION.


         (a) The information set forth in "The Tender Offer - Section 8: Certain Information Concerning the Company" and in Schedule II to the July Offer to Purchase is incorporated herein by reference.


         (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) Not applicable.


         (b) In regard to the July Offer, the information set forth in the "Introduction" and "The Tender Offer - Section 14: Fees and Expenses" of the July Offer to Purchase is incorporated herein by reference.


ITEM 16. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


(a) 364-Day Credit Agreement dated as of December 16, 1998 among Convergys Corporation, the Lenders Party Hereto, PNC Bank, National Association, Nationsbank, N.A. and Citibank, N.A., as Co-Syndication Agents, and The Chase Manhattan Bank, as Administrative Agent, filed as Exhibit (a) to the Schedule 13E-3 filed April 1, 1999 by Parent and Sub.

(b) Not applicable.


(c) Not applicable.


(d)(1) Offer to Purchase dated July 2, 1999.


(d)(2) Letter of Transmittal.

(d)(3) Notice of Guaranteed Delivery.

(d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(d)(6) Guidelines for Certification of Taxpayer Identification Number Substitute Form W-9.

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(d)(7) W-8 Certificate of Foreign Status.



(e) Not applicable.

(f) Not applicable.




                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 2, 1999                            Convergys Israel Investments Ltd.




                                              By  /s/ William D. Baskett III
                                                  __________________________
                                                  William D. Baskett III
                                                  Vice President


                                              Convergys Corporation



                                              By  /s/ William D. Baskett III
                                                  __________________________
                                                  William D. Baskett III
                                                  General Counsel and Secretary

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                                  EXHIBIT INDEX

Exhibits
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(a) 364-Day Credit Agreement dated as of December 16, 1998 among Convergys
Corporation, the Lenders Party Hereto, PNC Bank, National Association, Nationsbank, N.A. and Citibank, N.A., as Co-Syndication Agents, and The Chase Manhattan Bank, as Administrative Agent, filed as Exhibit (a) to the Schedule 13E-3 filed April 1, 1999 by Parent and Sub.

(b) Not applicable.


(c) Not applicable.


(d)(1) Offer to Purchase dated July 2, 1999.


(d)(2) Letter of Transmittal.

(d)(3) Notice of Guaranteed Delivery.

(d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(d)(6) Guidelines for Certification of Taxpayer Identification Number Substitute Form W-9.

(d)(7) W-8 Certificate of Foreign Status



(e) Not applicable

(f) Not applicable.




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